FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 30, 2004

DESWELL INDUSTRIES, INC.

(Translation of registrant's name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Spiralling Higher
annual report
2004

Contents

Financial Highlights

Net Sales



100 (millions $)
90
80
70
60
50
40
30
20
10
16.2
21.0
30.6
44.5
66.2
53.4
61.0
80.8
83.3
90.9
97.2
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Year ended March 31

Net Income



16 (millions $)
14
12
10
8
6
4
2
3.0
4.0
5.9
8.7
13.0
9.5
10.3
12.8
13.3
10.2
14.7
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Year ended March 31

Basic Net Income Per Share


2.0 ($)
1.5
1.0
0.5
0.59
0.79
0.94
1.26
1.73
1.16
1.27
1.59 1.59
1.18
1.62
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Year ended March 31

Total Assets


110 (millions $)
100
90
80
70
60
50
40
30
20
10
8.8
12.2
26.6
40.9
59.1
64.3
71.8
83.5
94.7
106.2
113.5
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04

March 31

Business Overview

After a generally strong year in 2003-04, the Company is proud to reaffirm its business strategy of maintaining sound financial fundamentals, avoiding debt, and remaining committed to providing investors with healthy returns.



The Company has firmly established itself as the preferred choice for many OEMs and contract manufacturers across plastic injection molding, electronics and metallics operations. We will continue to play a major part in the future of these three related industries.



Deswell Industries, Inc. (Deswell) has now completed seventeen years of operations since its first founding in 1987. In the coming year, it will also celebrate the tenth anniversary of its listing on the Nasdaq board, a real milestone in its emergence as a major long-term industry player. It has firmly established itself as the preferred choice for many OEMs and contract manufacturers across its three main areas of expertise: injection-molded plastic parts and components; electronics products and subassemblies; and metallic molds and accessory parts. It has the experience and the solid track record to suggest it will continue to play a major part in the future of these three related industries.

Deswell has built its reputation on providing quality, cost-effective manufacture from its advanced production bases in the Pearl River Delta region of the PRC. Plastic injection molding, the Company's core operation, has its own production facilities in Shekou and a new state-of-the-art factory in Dongguan, Phases I and II of which have recently been completed and Phase III of which is currently under construction. Here the Company produces a variety of plastic parts and components using plastic injection technologies such as film injection, integrated injection and insert injection. These parts are used in the manufacture of a huge range of consumer and industrial products, including cases and key tops for personal organizers; cases for flashlights, telephones, paging machines, projectors and alarm clocks; grips and rods for fishing tackle; toner cartridges and cases for photocopy machines and printers; parts for electrical products such as air-conditioning and ventilators; parts for audio equipment; double injection caps and baby products; laser key caps; and automobile components.

A separate plant in Dongguan is the site of Deswell's electronics and metallics operations. Electronic products manufactured by the Company include complex printed circuit board assemblies using surface mount (SMT), ball grip assembly (BGA) and pin-through-hole (PTH) interconnection technologies, and finished products which include telecommunication products such as special purpose telephones used as a private automated branch exchange (IPBX), a network terminal and an internet platform, IP switches, routers, and sophisticated professional audio equipment such as power amplifiers, digital mixers, and digital signal processors. Metal products manufactured by the Company include metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations and automatic teller machines.

It has maintained healthy profitability and as a result has paid out good dividends representing 59% of net earnings during the year.

Between them, the Company's strategically sited factories employ around 4,900 staff members, and produce goods that are shipped to customers from throughout Asia, North America and Europe.

After a generally strong year in 2003-04, the Company is proud to reaffirm its business strategy of maintaining sound financial fundamentals, avoiding debt, and remaining committed to providing investors with healthy returns. Deswell has no long-term debt, and enjoys current cash reserves of $30.2 million (2003: $34.4 million). It has maintained healthy profitability across its operations during the year, and as a result has paid out good dividends representing 59% of net earnings during the year. Investment has been carefully planned, and in the year under review has primarily been focused on completing and equipping the Company's new plastic injection molding plant in Dongguan, in the process increasing capacity and boosting cash flow.

Development of the new 660,000 square foot Dongguan plant proceeded on schedule over the course of the year. Once final construction was completed, the lengthy process of acquiring, installing and testing machinery and equipment took place. As the year went on, Deswell began production operations at the new plant and saw capacity begin to rise directly. Once at full stretch, the company expects to see an increase in plastic injection molding capacity of around 40% in 2006, coupled with all the advantages brought about by savings in labor and leasing costs.

The Company is currently investing some $2 million in a fully-automated coating line in the new dust-free room at its plastic molding plant, which will substantially increase the quality control and efficiency of its coating operation. It plans to invest around $5 million on the purchase of new and powerful milling



machines and related equipment for creating large-scale molds, which it plans to use for manufacturing parts such as automobile large injection parts. Enabling the Company to produce molds of up to 35 tons instead of its current maximum of 10 tons, this machinery will be installed between August 2004 and March 2005. Once operational, the Company's new Export Mold Division expects to begin generating revenue for the Company in the 2005/06 year.

The innovations and investments in plastic injection molding undertaken by the Company over the past year have positioned it well for significant growth in the future. Deswell is now fully equipped to meet the broad demands of an expanding market, offering improved product quality, expanded capacity, and a wider range of manufacturing capabilities. With continued strong demand from the US market in particular, the Company is forecasting positive sales and profits for the coming year.

Deswell's electronics and metallics subsidiaries have had a particularly good year, showing a significant rise in profitability and a strong contribution to Deswell's bottom line. Electronics assembly in particular has shown a marked improvement following the Company's decision to increase its focus on higher margin customers and to implement a number of cost control measures. Significant savings were also achieved following the purchase of what was previously a leased production facility in Cheung On, Dongguan. Some $600,000 in annual rental costs has been saved as a result of this investment. The recent investment of around $650,000 in two new SMT machines has increased production efficiency and boosted profitability. Both the Company's electronics and metallics operations have maintained their solid customer bases, and new customers are continuing to be attracted on the back of improved facilities and steady demand from major markets such as the US.

Cost controls and a commitment to expanding capacity have been twin poles of the Company's strategy over the past year. In a further move to reduce costs, the Company moved its Hong Kong corporate offices to Macau during the year to take advantage of the lower-cost environment there. Over the past two and a half years, the Company has invested around $25 million in plant construction and infrastructure development to increase plastics capacity in Dongguan. This investment is already beginning to bear fruit, with capacity on the rise and new equipment expanding Deswell's capabilities in areas such as automobile parts. Deswell has sent a clear statement that it intends to keep itself at the forefront of the industry and be well-prepared for new opportunities that may arise as the China economy continues to forge ahead.



Message to Shareholders

Dear Shareholders:

For the 2004 fiscal year we are pleased to report another very profitable period, with growth at both our plastics and our electronics and metallic divisions. At our plastics division, the year was characterized by considerable plant expansion that has helped us continue to build our position as a leading injection molding company. Our electronics and metallic division also experienced solid growth, developing with existing clients and expanding its reputation as a leading manufacturer of professional audio equipment.

Our net sales were $97.2 million for the year ended March 31, 2004, an increase of 6.9% over the net sales of $90.9 million for the year ended March 31, 2003. Operating income increased by 12.6% to $16.4 million for the year, compared with $14.5 million for the 2003 fiscal year. Net income was $14.7 million, an increase of 43.7% compared with last year's net income of $10.2 million. Basic earnings per share and diluted earnings per share increased to $1.62 and $1.56 respectively (based on 9,109,000 and 9, 440,000 weighted average shares outstanding), compared with $1.18 and $1.16 respectively (based on 8,672,000 and 8,852,000 weighted average shares outstanding) for the year ended March 31, 2003.

We have now completed construction of approximately 660,000 square feet of our state-of-the-art plant in Dongguan along with 350,000 square feet of dormitory and amenity facilities, and over the past year we have continued to purchase advanced machinery and equipment. For the next two years we have budgeted an additional $10 million for construction of 480,000 square feet of office and manufacturing space, and $10-$12 million for new machinery and equipment and upgraded software. This increased capacity will allow us to further diversify the products we can manufacture, and will also reduce our operating expenses.

Our electronics assembly business, Kwanasia, grew 7.7% for the year. During the year we continued to build upon our reputation as a preeminent manufacturer of audio equipment. For example, business in the manufacture of professional audio equipment continued to grow, and we are now producing a best-selling professional high-end digital mixing board. We have also continued to selectively evaluate opportunities in the China market, and apart from manufacturing high quality metal sheets for professional audio equipment, our metals division has been busy manufacturing casings for ATM machines, pay phones and networking equipment, all for Chinese customers.

Deswell continues to maintain an extremely attractive balance sheet. While maintaining no long- or short-term debt, our strong cash position has proved the cornerstone of Deswell's ability to subsidize its own growth and development.

As in past years, Deswell continues to maintain an extremely attractive balance sheet. At year-end we had cash and cash equivalents of $30,193,000, while maintaining no long- or short-term debt. This strong cash position has proved the cornerstone of Deswell's ability to subsidize its own growth and development. We have financed the move to and expansion of the Dongguan plant internally, as well as the upgrading of all software and machinery vital to the successful operation of our plastics and electronics and metallic divisions.

Our strong earnings and balance sheet have once again allowed our board of directors to significantly increase cash dividend payments per share. The dividend payment of $0.96 per share for the 2004 fiscal year represents a 16% increase from the $0.80 per share paid last year.

With the new fiscal year upon us, I am satisfied with the opportunities that lie ahead. We made significant strides during the past year to expand our business, and are now strategically positioned to capitalize on our vastly improved capabilities.

I would like to take this opportunity to thank both our customers and shareholders for their support of Deswell. I believe that our progress in 2004 has laid the groundwork for the continued growth that the investment community has become accustomed to seeing at Deswell.

Sincerely,

Richard Lau

Chairman and CEO

New Plant in Dongguan


A
B
C

Construction	Buildings	Total area (sq. ft)	Estimated time become operational/ on operation
Phase I (Completed)	4 blocks of factory building	440,000	on operation
	1 block of Amenity Center	85,000	on operation
	1 block of dormitory	95,000	on operation
Phase II (Completed and in construction)	2 blocks of factory building	220,000	on operation
	1 block of dormitory	100,000	on operation
	1 block of dormitory	47,500	on operation
	1 block of dormitory	47,500	October 2004
Phase III (To be Built)	1 block of office building	110,000	December 2005
	1 block of factory building	290,000	December 2005
	1 block of factory building	80,000	December 2005
	1 block of dormitory	95,000	June 2005
Phase IV (To be Built)	2 blocks of factory building	Progress depends on financial situation and future operating results of the Company	
	2 blocks of dormitory		


A


B


C

Deswell's new Dongguan plastic injection molding plant was already well advanced in construction this time twelve months ago. In the intervening year, construction and interior build-out of Phases I and II has been completed and production has begun at the plant. This new facility represents a major step forward for the Company, giving it the chance to boost capacity significantly by up to 40% while also offering several other major cost advantages. Located on 1.3 million square feet of leased land in Dongguan, the new plant is spacious, strategically located, and well-equipped, meaning that the Company is now in a position to take on more ambitious projects and to guarantee even higher standards of quality to its customers.

Upon completion of Phases I and II, the Dongguan facility covered an impressive 660,000 square feet, together with a further 350,000 square feet of dormitory and amenity facilities. Phase III of the project is now well underway, which will see construction of a further 480,000 square feet of office and manufacturing space over the next couple of years. Ultimately, Deswell will enjoy a superb modern facility that will offer it unparalleled levels of efficiency along with high-tech operations.

During the year under review, Deswell spent in the region of $6.2 million to fit its new Dongguan plant with a wide range of the latest equipment and machinery, ready for manufacturing to begin. Included in this was new mold-making machinery allowing Deswell to construct very big molds that can be used for the manufacture of large-scale items such as automobile parts, an area where the Company is planning for significant expansion in the future. Another new feature of the facility that has opened up significant opportunities for Deswell is the new dust-free clean room, for the manufacture of sophisticated or sensitive plastic-injection products to extremely high standards. This will enable the Company to move into specialist plastic injection molding to high levels of precision, a challenging but profitable field. It is currently investing some $2 million in a fully-automated coating line in the clean room.

Over the past two and a half years, Deswell has invested approximately $25 million in plant construction and infrastructure development to increase its plastic injection molding capacity in Dongguan, in the process creating for itself a state-of-the-art facility that is designed around the Company's future. Along with completion of Phase III in the near future, some $10 – $12 million has been earmarked for buying new machinery and equipment and upgrading essential software, ensuring that the Dongguan plant will continue to operate at maximum power and efficiency as its capacity grows.

Plastic Mold

The largest of the Company's business operations, Deswell's plastic injection molding capacity was expanded further this year as its new Dongguan plant was brought into operation.


24-007
NUMTURN 250
24-006
NUMTURN 250

Deswell has remained committed to continually upgrading its mold-making equipment to ensure it can produce even the most complex molds. It acquisition last year of upgraded tooling software has led to improvements in efficiency and cost-effectiveness across the mold-making process in the year under review.

In the year under review the Company continued its prudent and carefully planned program of expansion, coupled with ongoing cost control initiatives. It pressed ahead with Phases I and II of its new plastics injection molding factory, a development that has resulted in significantly increased production capacity. It also completed the purchase of premises for its electronics and metallics operations, thereby cutting back on the substantial recurring costs associated with the previous lease arrangement. Continuing major investment in machinery and equipment has not only boosted capacity but has also marked out clearly the Company's commitment to staying at the forefront of the industry in terms of technology and growth. All along, it has maintained a prudent financial regime under which most investments have been financed internally. The Company can thus look back on 2003-04 with a real sense of achievement, noting satisfying increases in sales and profits in a year found challenging by many competitors.

Plastic Injection Molding

The largest of the Company's business operations, Deswell's plastic injection molding capacity was expanded further this year as its new Dongguan plant was brought into operation. For the year ended March 31 2004, plastic injection molding accounted for 54.6% of Deswell's total sales (2003: 54.9%; 2002: 57.0%). After a steady start, revenues from the plastics division fell away somewhat in the second half of the year. This was partly attributable to a substantial 20% rise in the cost of plastic resin over the year, which reduced the profit margin from this area of operations. Towards the end of the year a number of customers retired older molds they had been using, leading to a drop in revenues, but orders for new molds over the next six months should translate to modest growth further down the line.

Deswell's plastic injection molding operations begin with mold design, and also include mold production, plastic injection and finishing.

Mold Design And Production

Mold-making takes between 25 and 75 days depending on the type of mold being produced. Deswell has remained committed to continually upgrading its mold-making equipment to ensure it can produce even the most complex molds. It acquisition last year of upgraded tooling software has led to improvements in efficiency and cost-effectiveness across the mold-making process in the year under review.

The Company operates a large number of mold-making machines, which include advanced Makino tooling machines, numerical control (NC) and graphite computer numerical control (CNC) milling machines, vertical machining centers, and electrical discharge machines (EDM). These machines can operate up to four times as fast as normal machines,



The Company has brought various parts of the facility into operation and installed substantial amounts of new machinery and equipment to enhance Deswell's ability to manufacture highly sophisticated or sensitive plastic-injection products to the highest standards.

and are renowned for their high levels of efficiency. As at March 31 2004, the Company operated 26 EDMs, 25 CNC milling machines and 78 NC milling machines in the mold-making process.

Deswell produces molds ranging in weight between 220 and 12,000 pounds, and costing from $3,000 to $500,000. In 2004, the Company maintained its output of between 70 and 100 different molds every month. The continued low-cost labor market in China together with the Company's own cost control processes mean that Deswell is still able to produce molds at costs substantially less than molds of comparable quality made in the traditional Asian manufacturing centers of Japan, Korea and Taiwan.

Plastic Injection

During the year under review, the Company made significant strides forward in moving the first phase of its new plastic injection manufacturing plant in Dongguan towards full operation. Construction and interior build-out of the first phase was largely completed in 2002-03, and over the last year the Company has brought various parts of the facility into operation and installed substantial amounts of new machinery and equipment. The new clean room facility,



Electronic Products

for example, was completed, tested and put into operation by the end of August 2003. The clean room has enhanced Deswell's ability to manufacture highly sophisticated or sensitive plastic-injection products to the highest standards.

During the year to March 2004 the Company had completed significant investment of approximately $6.2 million in new machinery and equipment for the Dongguan plant, with most of it installed and operational. These included:

- 102 sets of Chen Hsong hydraulic injection machines with a clamping force of 55 tons to 218 tons;
- five sets of double- injection machines with a clamping force of 200 tons;
- nine sets of Fanuc electric precision- injection machines with a clamping force of 75 tons to 140 tons;
- four sets of Sumitomo high-speed precision-injection machines with a clamping force of 75 tons to 100 tons;
- two sets of high-precision large Makino electric discharge machines;
- two sets of high-precision Mitsubishi wire-cut machines;
- three sets of laser engraving machines;
- one set of Niebling high pressure plastic forming machine;

The purchases listed above have brought the number of injection molding machines currently operated by the Company to 356. These machines range in clamping force from 50 to 1,600 tons, with most in the 80 to 100 ton range. Each of these machines can be set up to perform a variety of applications and product configurations, from creating tiny plastic parts less than an inch in diameter to manufacturing large 3 x 2 foot copy machine cases. Amongst these machines are 18 double-injection molding machines, which can simultaneously inject two different color plastics into a mold, and are used for the production of brand labels, key caps and buttons for telecommunications products. Deswell's injection molding machines generally operate 24 hours a day, seven days a week (other than normal down time for maintenance or changing product molds), ensuring a continuous product output and maximum efficiency.

With Phase I and II of the new facility in place, the Company pressed ahead with the construction of Phase III, involving the construction of an additional 370,000 square foot manufacturing facility. Upon completion of Phase II in April 2004, the Company's Dongguan plastics plant occupied over 600,000 square feet, and its plastic injection capacity had risen significantly. The Company plans to continue investment in this facility over the next two years, with some $10 million earmarked for the construction of a further 480,000 square feet of office and manufacturing space, and another $10 to $12 million designated for the purchase of new machinery and equipment along with upgraded software. At the end of this process, Deswell will enjoy one of the largest and most advanced and modern plastic injection facilities in the region.

Electronic Products And Assemblies

In January 2003 the Company acquired an additional 20% interest in Integrated International Limited, the holding company for Deswell's electronics and metallics subsidiaries, bringing its overall controlling interest to 71%. This move was a sign of the Company's confidence in the prospects for these subsidiaries, and was accompanied by a clear program for building up their performances.

One of the Company's first moves in improving profitability was its agreement, in early April 2003, to purchase what had previously been leased manufacturing facilities in Cheung On, Dongguan. Bought at approximately $4.1 million, the Company expects to save some $600,000 in rental costs annually as a result of the purchase. The Cheung On complex comprises 400,000 square feet of factory and dormitory buildings together with 240,000 square feet of land.

Amongst the products manufactured by Deswell's electronics business Kwanasia are studio-quality audio equipment, telephones and telephone answering machines, computer peripherals such as LAN (local area network) add-in cards, CD-ROM drives and sound cards, infrared remote controls and radar detectors. The factory also produces assemblies, PCBs with various types of mounted components assembled using surface mount technology or SMT. During the year, the Company made the decision to focus its assembly business on higher margin customers, and at the same time implemented a series of stringent cost controls in this segment of its operations. The results were positive, bringing increased gross profit margins and a stronger contribution to the Company's overall business. This area of operations accounted for 41.2% of the Company's total sales for the year ended March 31, 2004 (2003: 42.0%; 2002: 40.4%).

Besides manufacture and assembly, the Company also performs testing and, in orders for finished products, assembly into the final product housing. The latter operation is a very labor-intensive process and requires a high degree of precision, along with multiple quality control checks prior to shipment. The Company uses specially designed equipment for as much of its electronic product assembly as possible, helping to reduce human error.

Metal Parts Manufacturing

Deswell's metal parts operation continues to manufacture metallic molds and metal accessory parts for use in audio equipment, telephones, copying machines, racks for routers, pay-phones and automatic teller machines. Historically only a small part of the Company's operations, sales have increased over the year and overall sales for this division currently stand at 4.2% of total sales for the Company (2003: 3.1%; 2002: 2.6%).

Quality Control

The Company continues to enjoy a low scrap rate and high levels of productivity from its injection molding machines, as a result of its commitment to maintaining the highest possible quality standards across its products and manufacturing processes. Its strict quality control procedures include hourly checks on machines and molds. Consistently high levels of quality have helped build the Company a strong international reputation as a reliable manufacturer of high-end parts and equipment.

Electronics operations in particular demand consistent and stringent quality control measures. Amongst other procedures, the Company checks all incoming components, examines work in process at several points in the production process, and randomly selects finished products for testing. Deswell implements a number of internationally certified quality testing mechanisms, specifically the IPC610 Class II workmanship standard, QC on line with 100% full inspection, pre-test fixture fabricated in house, in-circuit testing, complete product functional testing and the MIL-STD-1050 Class II QA sampling plan.

As a result of its extensive systems of testing and checking, the plastic, electronic and metal products manufactured and assembled at the Company's facilities have maintained a very low level of product defects, with aggregate returns representing less than 3.0% of total net sales across the three years ended March 31, 2004.

The Company earned ISO 9002 certification for both its plastic and electronic products manufacturing operations as far back as 1995, and later, in April 2000, received ISO 9002 certification for its metal manufacturing operation. In August 2003, the Company's plastic injection manufacturing plant in Shenzhen obtained ISO 14001 certification, indicating that the Company's environmental management standards meet established international standards. The Company is now working towards obtaining the QS9000 Qualifications for its new plastic injection molding plant in Dongguan, with the aim of moving strongly into supplying parts for the automotive industry. QS9000 is an internationally recognized set of quality systems requirements for the automotive industry, in which industry leaders such as Chrysler, Ford and General Motor set out their fundamental quality system expectations for internal and external suppliers of production and service parts and materials. Achieving QS9000 accreditation will give the Company a strong momentum within the automobile market.

Raw Materials, Component Part and Suppliers

The Company uses various plastic resins in the manufacture of its plastic parts, and currently obtains these from suppliers in Hong Kong, Japan and Taiwan. In the year under review, the price of resin increased by an average of 20% and this major price rise inevitably had an impact on the profits achieved by the Company's plastics division. In the last financial year, the cost of plastic resin averaged 52% of the cost of plastic products sold (2003: 53%; 2002: 52%), and as a percentage of the total cost of goods sold in the same year it averaged 25% (2003: 25%; 2002: 25%). The Company used over 14,720,000 pounds of plastic resins in the year ended March 31, 2004, and as a result of its high volume purchases was able to enjoy significant economies of scale and cost-effective production. The Company also purchases component parts and supplies for its electronics business, and small amounts of raw metal for the manufacture of metallic molds and parts.

Customers and Marketing

The Company has a well-established international customer base of OEMs and contract manufacturers, located in Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, United Kingdom, France and Italy). Net sales as a percentage of total sales to customers by geographic area (based on customer shipping destinations) over the past three years were as follows:

Geographic areas



	2002	2003	2004
China	56.3%	58.9%	51.6%
United States	23.2%	28.5%	38.4%
Europe	4.9%	8.2%	5.9%
Hong Kong	14.0%	3.1%	7.3%
Others	1.6%	1.3%	1.8%

The Company adopts an aggressive marketing strategy which sees its marketing team approach potential customers directly to emphasize Deswell's unique capabilities in providing high technique manufacturing processes and flexible logistic services.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2004 are as follows:

	2002	2003	2004
Purchase of property, plant and equipment	$4,397,000	$9,731,000	**$19,862,000**
Proceeds from the sale of property, plant and equipment	276,000	127,000	**430,000**

Over the past year, principal capital expenditure has related to three major areas: ongoing construction of the new Dongguan plastic injection molding plant; purchase of new plastic injection molding machinery; and purchase of previously leased premises in Cheung On, Dongguan for its electronics and metallics operations.

Up to March 31, 2004, Deswell spent an aggregate of approximately $17 million on the first and second phases of the construction of its new plastic injection molding plant. During the same period, $12 million was used to expand the Company's injection molding capacity by acquiring additional injection molding machinery.

In March 2003, Deswell also committed $4.1 million to acquiring 240,000 square feet of land and 400,000 square feet of factory buildings and accommodation in Cheung On, Dongguan. This amount was paid in July 2003. The premises were previously leased from a local government unit for the Company's electronics and metallics operations.

The Company's capital expenditures are financed mainly from internally generated funds. Deswell maintains good profitability and a strong cash position, and it is well-positioned to make the planned investments in facilities and equipment over the next two to three years.

Year ended March 31, 2004 Compared to Year Ended March 31, 2003

Net Sales — The Company's net sales for the year ended March 31, 2004, were $97,195,000, an increase of $6,290,000 or 6.9% as compared to year ended March 31, 2003. Sales to Digidesign Inc., Vtech Telecommunications Ltd. ("VTech"), Epson Precision (H.K.) Ltd. ("Epson"), and Inter-Tel Incorporated ("Inter-Tel"), the Company's four largest customers during the year ended March 31, 2004, represented approximately 61.1% of net sales for the year.

The increase in sales during the year ended March 31, 2004 was mainly related to the increase in sales of plastic segment of $3,139,000 and the increase in sales of electronic and metallic segment of $3,151,000. This represented an increase of 6.3% and 7.7%, respectively, as compared with the respective net sales from these segments in the prior year.

The increase in net sales in the plastic segment was mainly due to an increase in orders from existing customers by $831,000, coupled with orders from new customers of $2,308,000 during the year. The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders from new customers of $5,116,000 offsetting the net decrease in orders from existing customers of $1,965,000 during the year. The net increase resulted from a change in customer mix during the year. The increase in sales from new customers included $4,459,000 in sales of professional audio equipment products.

Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company's customers. During the year ended March 31, 2004, sales to North America and other areas increased by $11,410,000 and $597,000, respectively, and sales to China, Hong Kong and Europe decreased by $3,408,000, $652,000 and $1,657,000, respectively, over levels for the year ended March 31, 2003.

Gross Profit — The gross profit for the year ended March 31, 2004 was $31,090,000, representing a gross profit margin of 32.0%. This compares with the overall gross profit and gross profit margin of $29,899,000 or 32.9% for the year ended March 31, 2003.

Gross profit in plastic segment decreased by $445,000, to $21,018,000 or 39.6% of net sales, for fiscal year ended March 31, 2004 compared to $21,463,000 or 43% of net sales for fiscal 2003. This was mainly attributed to an average of 20% increase in plastic resin costs, which we could not pass on to our customers, and the increase in net sales of relatively lower margin plastic injection assembly products over levels during fiscal year 2004, thereby offsetting increases in net sales for the year as described above.

Gross profit in the electronic & metallic segment increased by $1,636,000 to $10,072,000 or 22.8% of net sales, for fiscal year ended March 31, 2004 compared to $8,436,000 or 20.6% of net sales, for fiscal 2003. This was mainly attributable to the result of focusing on higher margin sales which could be seen in the change in customer mix as described above, the reduction of factory rental expenses of $539,000 as a result of the purchase of the factory premises in July 2003, and the increase in orders from new customers over the year as described above.

Selling, General and Administrative Expenses — SG&A expenses for the year ended March 31, 2004 were $14,718,000, amounting to 15.1% of total net sales, as compared to $15,354,000 or 16.9% of total net sales for the year ended March 31, 2003.

SG&A expenses in the plastic segment increased by $247,000 or 2.6%, to $9,804,000 or 18.5% of net sales, for the year ended March 31, 2004 compared to $9,557,000 or 19.1% of net sales, for fiscal 2003. SG&A expenses in the electronic & metallic segment decreased by $883,000 or 15.2%, to $4,914,000 or 11.1% of net sales, for the year ended March 31, 2004 compared to $5,797,000 or 14.1% of net sales for fiscal 2003. The decrease was primarily related to the decrease in salary expenses as a result of the write back of a $231,000 bonus provision and the reduction in a provision for tax risk expenses of $315,000, coupled with the imposition of cost reduction controls during the year in the electronic & metallic segment.

Operating Income — Operating income was $16,372,000 for the year ended March 31, 2004, an increase of $1,827,000 or 12.6% as compared with the prior year.

On a segment basis, the operating income of plastic segment decreased $692,000 to $11,214,000 or 21.1% of net sales, in fiscal 2004 compared to $11,906,000 or 23.9% of net sales in fiscal 2003. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses as described above.

The operating income of electronic & metallic segment increased $2,519,000 to $5,158,000 or 11.7% of net sales, in fiscal 2004 compared to $2,639,000 or 6.4% of net sales in fiscal 2003. The increase in operating income was attributable to the increase in gross profit and the decrease in SG&A expenses as described above.

Other Income — Other income was $910,000 for the year ended March 31, 2004, an increase of $92,000 or 11.1% as compared with the prior year. On a segment basis, other income attributable to the plastic segment decreased $279, 000 to $502,000 in fiscal 2004. This decrease in other income was primarily attributable to the decrease in interest income of $166,000 and the decrease in exchange gain of $600,000, which offset the net realized gain on disposal of investment securities of $533,000 during the year.

Other income attributable to the electronic & metallic segment increased $371,000, to $408,000 in fiscal 2004. This increase in other income was primarily attributable to the increase in compensation and rework charge of $225,000, increase in scrap sales of $40,000, the write back of a payable provision of $46,000 coupled with the decrease in exchange loss of $75,000.

Income Taxes — During 2003, the Company engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believed that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company's consolidated income statements for the three months and year ended March 31, 2003. Of the tax provision of $3,532,000, $2,085,000 was related to the plastic segment and $1,447,000 was related to the electronics & metallic segment. The tax payment was made in the year ended March 31, 2004.

Income tax expense was $589,000 for the year ended March 31, 2004, compared to $3,826,000 for the prior year. The decrease was primarily the result of the above resolution.

Minority Interest — Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $1,957,000 for the year ended March 31, 2004, from $1,288,000 for the year ended March 31, 2003, which reflects that both the electronics and metallic subsidiaries and marketing subsidiary generated more net income in the fiscal 2004 as compared to fiscal 2003.

Net Income — Net income was $14,720,000 for the year ended March 31, 2004, an increase of $4,477,000 or 43.7%, as compared to the year ended March 31, 2003, and net income as a percentage of net sales increased to 15.1% from 11.3%. The increase in net income for fiscal 2004 was primarily the result of the tax provision of $3.5 million made in fiscal 2003 and settled in July 2003 of the tax dispute with the IRD.

Net income for the plastic segment increased by 7.6% to $10,996,000 for fiscal 2004 compared to $10,223,000 for fiscal 2003. The increase in net income of the plastic segment was mainly the result of the decrease in income taxes $1,799,000, offsetting the decrease in operating profit and the decrease in other income as described above.

Net income for the electronic & metallic segment increased substantially to $3,724,000 for fiscal 2004 compared to $20,000 for fiscal 2003. The increase in net income of the electronic & metallic segment was mainly the result of the decrease in income taxes of $1,438,000, increase in gross profit, decrease in SG&A expenses and the decrease in Deswell's minority interest in Integrated, as described above.

Seasonality

The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2004 (in thousands):


(thousands$)
30,000
25,000
20,000
15,000
10,000
5,000
0
- 5,000
Net Sales
$21,257
Gross Profit
$6,298
Operating Income
$2,812
Net Income
$2,710
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Year ended March 31,
2002
2003
2004

	Year ended March 31,											
	2002				2003				**2004**			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
Net sales	$21,884	$22,189	$20,217	$19,030	$23,305	$22,603	$25,272	$19,725	**$26,075**	**$25,079**	**$24,784**	**$21,257**
Gross profit	7,523	7,564	7,225	6,560	7,447	7,733	8,473	6,246	**8,411**	**7,980**	**8,401**	**6,298**
Operating income	3,956	3,806	3,447	2,724	3,532	3,665	4,583	2,765	**4,646**	**4,511**	**4,403**	**2,812**
Net income	3,369	3,635	3,430	2,890	3,691	3,672	3,787	(907)	**4,354**	**4,121**	**3,535**	**2,710**

The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

Liquidity and Capital Resources

For the year ended March 31, 2004, net cash generated from operations totaled $15,225,000, including net income of $14,720,000 and depreciation and amortization of $4,402,000. Accounts receivable and inventories increased by $2,230,000 and $1,390,000, respectively, over levels at March 31, 2003, primarily as a result of increases in sales and the general increase in business activities. Accounts payable increased by $1,525,000 over levels at March 31, 2003, primarily because of the increase materials purchases resulting from the increase in net sales. For the year ended March 31, 2003, net cash generated from operations totaled $19,842,000, including net income of $10,243,000 and depreciation and amortization of $4,692,000. Accounts receivable decreased by $161,000, and inventories increased by $1,559,000, over levels at March 31, 2002, primarily as a result of better controls over customers' credit and the general increase in business activities. Accounts payable increased by $2,060,000 over March 31, 2002, primarily because of the increase materials purchases resulting from the increase in net sales.

Net cash used in investing activities amounted to $14,078,000 and $13,667,000 for the years ended March 31, 2004 and 2003, respectively. Capital expenditures during these periods totaled $19,862,000 and $9,731,000, respectively. Acquisition of marketable securities during these periods totaled $1,056,000 and $4,061,000, respectively. These were financed by cash generated from operations during each year and the proceeds from sale of marketable securities of $6,410,000 during the year ended March 31, 2004. The capital expenditure primarily related to the construction of our new Dongguan manufacturing plant and acquisition of plant and machinery for the Company's production facilities in China.

Net cash used in financing activities for the years ended March 31, 2004 and 2003 was $5,354,000 and $3,309,000, respectively. Net cash used in financing activities during the year ended March 31, 2004 was primarily to fund the Company's dividend payments to its shareholders of $8,569,000, dividend payments to minority shareholders of subsidiaries of $582,000 netting off the proceeds of $1,733,000 from the exercise of stock options from directors and employees and the release of restricted cash of $1,976,000. Net cash used in financing activities during the year ended March 31, 2003 was primarily to fund the Company's dividend payments to its shareholders of $6,687,000, dividend payments to minority shareholders of subsidiaries of $851,000 and repayment of short-term bank borrowings of $482,000 netting off the proceeds of $4,217,000 from the exercise of stock options from directors and employees. Cash of $495,000 was released as security for the short-term borrowing facilities during the year ended March 31, 2003.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was remained at 5.0% during the year ended March 31, 2004.

At March 31, 2004, the Company had cash and cash equivalents of $30,193,000 and committed credit facilities of $10,118,000, of which none had been used. The Company also had restricted cash of $390,000 and leasehold land and buildings of $1,288,000, which were pledged as collateral for those credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The

Company's working capital requirements are expected to increase in line with the growth in the Company's business. The Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery of $2,449,000 as of March 31, 2004. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months.

A summary of our contractual obligations and commercial commitments as of March 31, 2004 is as follows:

	(In thousands) Year ending March 31,					
Contractual obligation	2005	2006	2007	2008	2009	2010 and thereafter
Long-term bank borrowing	$ -	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	-	-	-	-	-	-
Operating lease payments	915	600	450	272	-	-
Capital expenditures	2,449	-	-	-	-	-
Purchase obligations	9,969	32	11	15	1	-
Other long-term liabilities	-	-	-	-	-	-
Total	$ 13,333	$ 632	$ 461	$ 287	$ 1	$ -

Five Year Financial Summary

Income Statement Data

(In thousands, except per share and percentage data)

	Year ended March 31,				
	2000	2001	2002	2003	**2004**
Net sales	$60,958	$80,847	$83,320	$90,905	**$97,195**
Cost of sales	38,262	52,596	54,448	61,006	**66,105**
Gross profit	22,696	28,251	28,872	29,899	**31,090**
Selling, general and administrative expenses	11,970	15,414	14,939	15,354	**14,718**
Operating income	10,726	12,837	13,933	14,545	**16,372**
Interest expense	(3)	(6)	(26)	(6)	**(16)**
Other income, net	898	915	877	818	**910**
Income before income taxes	11,621	13,746	14,784	15,357	**17,266**
Income taxes	890	315	535	3,826	**589**
Income before minority interests	10,731	13,431	14,249	11,531	**16,677**
Minority interests	433	621	925	1,288	**1,957**
Net income	$10,298	$12,810	$13,324	$10,243	**14,720**
Basic earnings per share (2)(3)	$1.27	$1.59	$1.59	$1.18	**$1.62**
Average number of shares outstanding — basic (2)(3)	8,118	8,064	8,403	8,672	**9,109**
Diluted earnings per share (3)	$1.26	$1.57	$1.57	$1.16	**$1.56**
Average number of shares outstanding — diluted (2)(3)	8,174	8,153	8,466	8,852	**9,440**

Statistical Data

	2000	2001	2002	2003	**2004**
Gross margin	37.2%	34.9%	34.7%	32.9%	**32.0%**
Operating margin	17.6%	15.9%	16.7%	16.0%	**16.8%**
Dividends per share (3)	$0.59	$0.59	$0.86	$0.77	**$0.94**

Balance Sheet Data

	At March 31,				
	2000	2001	2002	2003	**2004**
Working capital	$44,727	$47,356	$54,922	$58,223	**$52,876**
Total assets	71,841	83,466	94,744	106,172	**113,534**
Long-term debt, less current portion	-	-	-	-	**-**
Total debt	-	-	482	-	**-**
Shareholders' equity	53,031	63,877	69,651	81,846	**89,730**

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See Financial Statements and Currency Presentation.

(2) Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3) Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split effected in July 2002 (see Note 11 of Notes to Consolidated Financial Statements).

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

BDO McCabe Lo & Company
Hong Kong, June 16, 2004

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Deswell Industries, Inc.

We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Deswell Industries, Inc. and its subsidiaries for the year ended March 31, 2002, before the inclusion of the disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" included in Note 2 and the revisions to related per share and number of shares information as a result of the three-for-two stock split described in Note 11. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Deswell Industries, Inc. and its subsidiaries for the year ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU

Hong Kong, June 28, 2002

Financial Statements

Consolidated Balance Sheets

(U.S. dollars in thousands)

	March 31, 2003	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$34,400	**$30,193**
Restricted cash (note 6)	2,366	**390**
Marketable securities (note 3)	4,821	**-**
Accounts receivable	16,727	**18,957**
Inventories (note 4)	14,784	**16,174**
Prepaid expenses and other current assets	2,648	**2,952**
Income taxes receivable (note 8)	323	**127**
Total current assets	76,069	**68,793**
Property, plant and equipment-net (notes 5 and 6)	29,623	**44,261**
Other investments	2	**2**
Goodwill	478	**478**
Total assets	$106,172	**$113,534**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	9,643	**$ 11,168**
Accrued payroll and employee benefits	1,312	**2,266**
Customer deposits	494	**759**
Other accrued liabilities (note 7)	2,451	**1,594**
Income taxes payable	3,946	**130**
Total current liabilities	17,846	**15,917**
Deferred income taxes (note 8)	15	**15**
Commitments and contingencies (note 10)	-	**-**
Minority interests	6,465	**7,872**
Shareholders' equity:		
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2003 - 9,030,835; March 31, 2004 – 9,149,085 (note 11)	28,247	**29,980**
Additional paid-in capital	6,970	**6,970**
Retained earnings	46,629	**52,780**
Total shareholders' equity	81,846	**89,730**
Total liabilities and shareholders' equity	$106,172	**$113,534**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(U.S. dollars in thousands, except per share data)

	Year ended March 31,		
	2002	2003	**2004**
Net sales	$83,320	$90,905	**$97,195**
Cost of sales	54,448	61,006	**66,105**
Gross profit	28,872	29,899	**31,090**
Selling, general and administrative expenses	14,939	15,354	**14,718**
Operating income	13,933	14,545	**16,372**
Interest expense	(26)	(6)	**(16)**
Other income, net	877	818	**910**
Income before income taxes and minority interests	14,784	15,357	**17,266**
Income taxes (note 8)	535	3,826	**589**
Income before minority interests	14,249	11,531	**16,677**
Minority interests	925	1,288	**1,957**
Net income	$13,324	$10,243	**$14,720**
Net income per share (note 2)			
Basic:			
Net income per share	$1.59	$1.18	**$1.62**
Weighted average common shares outstanding	8,403	8,672	**9,109**
Diluted:			
Net income per share	$1.57	$1.16	**$1.56**
Weighted average common and potential common shares	8,466	8,852	**9,440**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(U.S. dollars in thousands, except share and per share data)

	Common stock		Additional		
	Shares outstanding	Amount	paid-in capital	Retained earnings	**Shareholders' equity**
Balance at March 31, 2001	8,396,896	$19,929	$6,970	$36,978	**$63,877**
Exercise of stock options	24,750	243	–	–	**243**
Repurchase and cancellation of common stock	(51,150)	(564)	–	–	**(564)**
Net income	–	–	–	13,324	**13,324**
Dividends ($0.86 per share)	–	–	–	(7,229)	**(7,229)**
Balance at March 31, 2002	8,370,496	19,608	6,970	43,073	**69,651**
Exercise of stock options	408,500	4,217	–	–	**4,217**
Odd share redemption upon stock split	(41)	(1)	–	–	**(1)**
Issuance of common stock for acquisition of additional 20% interest in a subsidiary	251,880	4,423	–	–	**4,423**
Net income	–	–	–	10,243	**10,243**
Dividends ($0.77 per share)	–	–	–	(6,687)	**(6,687)**
Balance at March 31, 2003	9,030,835	28,247	6,970	46,629	**81,846**
Exercise of stock options	118,250	1,733	–	–	**1,733**
Net income	–	–	–	14,720	**14,720**
Dividends ($0.94 per share)	–	–	–	(8,569)	**(8,569)**
Balance at March 31, 2004	9,149,085	$29,980	$6,970	$52,780	**$89,730**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended March 31,		
	2002	2003	**2004**
Cash flows from operating activities			
Net income	$13,324	$10,243	**$14,720**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,918	4,692	**4,402**
Loss (gain) on sale of property, plant and equipment	7	6	**392**
Net realized (gain) and unrealized holding (gain) loss on marketable securities	(119)	355	**(533)**
Minority interests	925	1,288	**1,901**
Changes in operating assets and liabilities:			
Accounts receivable	(1,111)	161	**(2,230)**
Inventories	(1,191)	(1,559)	**(1,390)**
Prepaid expenses and other current assets	(1,588)	773	**(304)**
Income taxes receivable	–	105	**196**
Accounts payable	3,309	2,060	**1,525**
Accrued payroll and employee benefits	40	(565)	**954**
Customer deposits	844	(2,200)	**265**
Other accrued liabilities	(27)	702	**(857)**
Income taxes payable	132	3,781	**(3,816)**
Net cash provided by operating activities	19,199	19,842	**15,225**
Cash flows from investing activities			
Purchase of property, plant and equipment	(4,397)	(9,731)	**(19,862)**
Proceeds from sale of property, plant and equipment	276	127	**430**
Acquisition of marketable securities	(1,574)	(4,061)	**(1,056)**
Proceeds from sale of marketable securities	578	-	**6,410**
Acquisition of other investments	–	(2)	**–**
Net cash used in investing activities	(5,117)	(13,667)	**(14,078)**
Cash flows from financing activities			
Dividends paid	(7,229)	(6,687)	**(8,569)**
Dividends paid to minority shareholders of a subsidiary	–	(851)	**(582)**
Repurchase of common stock	(564)	–	**-**
Increase (decrease) in bank loans	482	(482)	**-**
Exercise of stock options	243	4,217	**1,733**
Odd shares redemption	-	(1)	**-**
(Increase) decrease in restricted cash	(873)	495	**1,976**
Contribution from minority shareholders of a subsidiary	63	–	**88**
Net cash used in financing activities	(7,878)	(3,309)	**(5,354)**
Net (decrease) increase in cash and cash equivalents	6,204	2,866	**(4,207)**
Cash and cash equivalents, beginning of year	25,330	31,534	**34,400**
Cash and cash equivalents, end of year	$31,534	$34,400	**$30,193**
Supplementary disclosures of cash flow information:			
Cash paid (refunded) during the year for:			
Interest	$26	$6	**$16**
Income taxes	$669	$(60)	**$4,210**
Supplementary disclosures of significant non-cash transactions:			
Issuance of common stock in connection with acquisition of additional 20% shareholding in a subsidiary	$ –	$4,423	**$ –**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The selling and administrative activities were performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities have been moved to the Macau Special Administrative Region ("Macau") of China. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China.

As the Company is a holding company, the amount of any dividends declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries will be declared based on profits as reported in their statutory accounts. Such profits will differ from the amounts reported under U.S. GAAP. At March 31, 2004, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $43,122 of which $1,637 relates to a subsidiary in China, certain of whose retained earnings are intended to be reinvested rather than used to fund dividends in order to obtain favorable tax concessions (note 8).

On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited ("Integrated"), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

2. Summary of Significant Accounting Policies

Principles of consolidation – The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill – The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. Prior to April 1, 2002, goodwill was amortized to expense on a straight line basis over 20 years. On April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets" which established new standards for goodwill acquired in a business combination, eliminates the amortization of goodwill and requires the carrying value of goodwill to be evaluated for impairment on an annual basis.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

2. Summary of Significant Accounting Policies (continued)

Had goodwill amortization been discontinued effective April 1, 2001, net income for the financial year ended March 31, 2002 would have been increased by $35 to $13,359. After adjusting for the impact of discontinued goodwill amortization, net income per common share for the financial years ended March 31, 2002 would remain the same, and diluted net income per share for the year ended March 31, 2002 would have been higher by $0.01.

In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. At March 31, 2004, the Company completed its annual impairment evaluation and determined that there was no impairment in goodwill.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities – All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of investments sold is based on the average cost method and interest earned is included in other income.

Inventories – Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process.

Prepaid expenses and other current assets – Prepaid expenses and other current assets consist principally of rental deposits, prepaid expenses and other miscellaneous receivables.

Property, plant and equipment – Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	40 - 50 years
Plant and machinery	4 - 10 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 4 years
Leasehold improvements	the shorter of 5 years or the lease term

Valuation of long-lived assets – The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition – The Company recognizes revenue at the time the title is passed to customers upon shipment and when collectibility is reasonably assured.

Comprehensive income – The comprehensive income of the Company for the years ended March 31, 2002, 2003 and 2004 was represented by the net income of the respective years.

Shipping and handling cost – Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2002, 2003 and 2004, shipping and handling costs expensed to selling expenses were $638, $653 and $989, respectively.

Income taxes – Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the China tax authority that the refund will be refused. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Foreign currency translation – The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, the exchange rate of which has been fixed to the U.S. dollar at approximately HK$7.80 to $1.00 since 1983. There is, however, no assurance that this rate will continue indefinitely.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

2. Summary of Significant Accounting Policies (continued)

Aggregate net foreign currency transaction gains (losses) included in income were $(306), $503 and $(52) for the years ended March 31, 2002, 2003 and 2004, respectively.

On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company's subsidiaries, into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2002, 2003 and 2004 were HK$7.75 to US$1.00.

Post-retirement and post-employment benefits - The Company and its subsidiaries contribute to a state pension scheme in respect of its PRC employees and a mandatory provident fund scheme in respect of its Hong Kong employees. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.

Stock-based compensation – SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies which have stock-based awards to employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure.

The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2002	2003	**2004**
Net income:			
As reported	$13,324	$10,243	**$14,720**
Pro forma	11,775	10,243	**11,525**
Stock-based employee compensation cost, net of tax	$1,549	$ –	**$3,195**
Basic net income per share:			
As reported	$1.59	$1.18	**$1.62**
Pro forma	1.40	1.18	**1.27**
Diluted net income per share:			
As reported	$1.57	$1.16	**$1.56**
Pro forma	1.39	1.16	**1.22**

The fair value of options granted in the years ended March 31, 2002 and 2004 was estimated to be approximately $1.93 and $5.33 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2002	2003	**2004**
Risk-free interest rate - weighted average	5.42%	n/a	**3.93%**
Expected life of options - weighted average	10 years	n/a	**10 years**
Expected volatility	32%	n/a	**34.78%**
Expected dividend yield	7.57%	n/a	**4.60%**

Net income per share – Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

	Year ended March 31,		
	2002	2003	**2004**
Net income	$13,324	$10,243	**$14,720**
Basic net income per share	$1.59	$1.18	**$1.62**
Basic weighted average common shares outstanding	8,403	8,672	**9,109**
Effect of dilutive securities – Options	63	180	**331**
Diluted weighted average common and potential common shares outstanding	8,466	8,852	**9,440**
Diluted net income per share	$1.57	$1.16	**$1.56**

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

2. Summary of Significant Accounting Policies (continued)

Recent changes in accounting standards – In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of this interpretation is not expected to have an effect on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" that amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. Management does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor" Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operation.

In December 2003, the FASB issued Interpretation No. 46R, a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. Interpretation No. 46R clarifies some of the provisions of Interpretation No. 46 and exempts certain entities from its requirements. Interpretation No. 46R is effective at the end of the first interim period ending March 15, 2004. Management does note expect the adoption of this statement to have a material impact on the Company's financial position or results of operations.

3. **Marketable Securities**

The Company acquired equity securities listed in Hong Kong.

	March 31,	
	2003	**2004**
Cost	$5,176	**$–**
Market value	$4,821	**$–**

Unrealized gain (loss) for the years ended March 31, 2002, 2003 and 2004 were $34, $(355) and $nil, respectively.

Net proceeds from sale of marketable securities for the year ended March 31, 2002, 2003 and 2004 were $578, $nil and $6,411, and realized gains from sale of marketable securities for the year ended March 31, 2002, 2003 and 2004 were $85, $nil and $533, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

4. **Inventories**

Inventories by major categories are summarized as follows:

	March 31,	
	2003	**2004**
Raw materials	$7,432	**$7,832**
Work in progress	4,454	**4,467**
Finished goods	2,898	**3,875**
	$14,784	**$16,174**

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	March 31, 2003	March 31, 2004
At cost:		
Land and buildings	$4,957	**$18,178**
Plant and machinery	22,160	**25,097**
Furniture, fixtures and equipment	11,332	**13,515**
Motor vehicles	2,577	**2,213**
Leasehold improvements	3,942	**4,615**
Total	44,968	**63,618**
Less: accumulated depreciation and amortization	(26,943)	**(25,702)**
Construction in progress	11,598	**6,345**
Net book value	$29,623	**$44,261**

Cost of land and buildings consist of the following:

	2003	2004
Leasehold land and buildings (a)	$2,122	**$1,482**
Land use right of state-owned land and buildings erected thereon (b)	9	**9,684**
Long term leased land and buildings erected thereon (c)	–	**4,186**
Other buildings (d)	2,826	**2,826**
	$4,957	**$18,178**

(a) Leasehold land and buildings are located in Hong Kong with lease terms of 50 years expiring in 2047.

(b) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(c) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2004, the Company is not aware in respect of any steps taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(d) Other buildings represent factory premises and dormitory units located in China purchased by the Company with lease terms from 30 to 70 years expiring from 2018 to 2063.

6. **Credit facilities and pledged assets**

The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2003 and 2004 these facilities totalled $20,839, and $10,118, respectively. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company's facilities except that at March 31, 2003 and 2004, cash of $2,366 and $390, respectively, and leasehold land and buildings of net book value $1,318 and $1,288, respectively, have been pledged as collaterals for the above facilities. As of March 31, 2003 and 2004, the Company has not borrowed against these lines.

7. **Other Accrued Liabilities**

Other accrued liabilities consist of the following:

	March 31,	
	2003	**2004**
Value added tax payable	$695	**$306**
Accrued expenses	235	**419**
Provision for tax risks	801	**-**
Commission expenses	109	**57**
Others	611	**812**
	$2,451	**$1,594**

8. **Income Taxes**

The components of income before income taxes and minority interests are as follows:

	Year ended March 31,		
	2002	2003	**2004**
Hong Kong	$1,245	$5	**$216**
China and others	13,539	15,352	**17,050**
	$14,784	$15,357	**$17,266**

Hong Kong

The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax on its taxable income arising in or derived from Hong Kong.

China

Enterprise income tax in China is generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

Jetcrown Industrial (Shenzhen) Limited ("Jetcrown Shenzhen") (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, Jetcrown Shenzhen has been approved as an "Export-oriented Enterprise" by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2001, 2002 and 2003.

Dongguan Kwan Hong Electronics Company Limited ("Dongguan Kwan Hong") (a subsidiary of the Company) has been approved as a "High-tech Enterprise" by the local tax authority and enjoyed a lower tax rate of 15%. Dongguan Kwan Hong has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption for the calendar years ended December 2002 and 2003.

Jetcrown Industrial (Dongguan) Limited (a subsidiary of the Company) has not commenced its first tax exemption year for the years ended March 31, 2002, 2003 and 2004.

Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries on the proportion of the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will be repayable to the Chinese tax authorities.

During the years ended March 31, 2002, 2003 and 2004, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, totaling $nil, $323 and $nil, respectively.

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $272, $611 and $1,811 and the basic net income per share would have been lower by $0.03, $0.07 and $0.18 for the years ended March 31, 2002, 2003 and 2004 respectively, and diluted net income per share for the years ended March 31, 2002, 2003 and 2004 would have been lower by $0.03, $0.07 and $0.17, respectively.

Others

Certain of the Company's income accrues in tax free jurisdictions and is not subject to any income taxes.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2002	2003	**2004**
Current Tax			
– Hong Kong	$251	$3,674	**$132**
– China	284	152	**457**
Deferred tax	–	–	**–**
	$535	$3,826	**$589**

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in Hong Kong or China to income before income taxes and the actual provision for income taxes is as follows:

		Year ended March 31,		
		2002	2003	**2004**
Provision for income taxes at statutory tax rate in	- Hong Kong	$2,365	$2,457	**$-**
	- China	–	–	**4,661**
Effect of different tax rate in various jurisdictions		(207)	(238)	**(210)**
Tax holidays and concessions		443	(733)	**(1,811)**
Effect of income for which no income tax is payable		(2,150)	(1,047)	**(1,977)**
Increase (decrease) in valuation allowances		46	(310)	**-**
Under (over) provision of income tax in previous year		9	78	**(22)**
Additional assessments for previous years (a)		–	3,532	**-**
Others		29	87	**(52)**
Effective tax		$535	$3,826	**$589**

(a) The Company has made a settlement with Hong Kong Inland Revenue Department (IRD) regarding a disagreement on whether taxes should be assessed on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, management believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to make a proposal for settlement with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. An amount of $3,532 has been charged to the consolidated income statement for the year ended March 31, 2003.

The components of deferred income tax are as follows:

	March 31,	
	2003	**2004**
Deferred tax asset:		
Net operating loss carryforwards	$ –	**$ -**
Less: Valuation allowances	–	**-**
	–	**-**
Deferred tax liability:		
Property, plant and equipment	(15)	**(15)**
Net deferred tax liability	$ (15)	**$ (15)**

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

9. Related Party Transactions

During the year ended March 31, 2002, the Company rented employee accommodation in China from Mr. S.K. Lee and Mr. M.C. Tam, both are executive officers of the Company and minority shareholders of Kwanasia, a subsidiary of the Company. Rentals charged by them to the Company were $12 for the year ended March 31, 2002. No such rental arrangement was made in the years ended March 31, 2003 and March 31, 2004.

10. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $2,169, $1,917 and $1,507 for the years ended March 31, 2002, 2003 and 2004, respectively.

At March 31, 2004, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31	
2005	$915
2006	600
2007	450
2008	272
Total minimum lease payments	$2,237

At March 31, 2004, the Company had capital commitments for plant and machinery totalling $758 which is expected to be disbursed during the year ending March 31, 2005.

The Company has contracted with some building contractors to construct the Company's new factory plant in Dongguan, the PRC. The budgeted costs of the whole project are estimated to be $20,242. At March 31, 2004, a total of $18,552 has been paid on the project and are recorded in property plant and equipment.

11. Shareholders' Equity

On July 8, 2002, the Company completed a three-for-two stock split. In conjunction with this stock split, the authorized share capital has been increased from 20,000,000 to 30,000,000 common shares. The par value of common stock has been changed to nil at the same time. No fractional shares were issued and 41 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

12. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $281, $260 and $272 for the years ended March 31, 2002, 2003 and 2004, respectively. In December 1996, the Company established a defined contribution plan for certain of the employees in Hong Kong. The plan provides for annual contributions by the Company at the rate of 5% of eligible compensation of employees based on length of service and requires contribution by employees at the rate of 5% of eligible compensation. The plan ceased on November 30, 2000. According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20 for each eligible employee) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2002, 2003 and 2004 amounted to $66, $63 and $31, respectively.

13. Stock Option Plan

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 675,000 shares of Common Stock. On September 29, 1998, the Company approved an increase of 366,000 shares making a total of 1,041,000 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 750,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 600,000 shares of Common Stock. At March 31, 2004, options to purchase an aggregate of 2,391,000 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

13. Stock Options Plan (continued)

	Year ended March 31,					
	2002		2003		**2004**	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	**Number of stock options**	**Weighted average exercise price**
Outstanding at beginning of the year	300,000	$9.83	1,076,250	$10.95	**667,750**	**$11.33**
Granted during the year	801,000	11.33	–	–	**600,000**	**21.15**
Exercised during the year	(24,750)	9.83	(408,500)	10.32	**(118,250)**	**14.65**
Outstanding and exercisable at the end of the year	1,076,250	$10.95	667,750	$11.33	**1,149,500**	**$16.11**
Range of exercise price per share	$9.83 to $11.33			$11.33	**$11.33 to $21.15**	

The weighted average remaining contractual life of the share options outstanding at March 31, 2004 was 8.62 years. At March 31, 2003 and 2004, there were nil options available for future grant under the plans respectively.

14. Operating Risk

Concentrations of Credit Risk and Major Customers – A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2002, 2003 and 2004 are as follows:

	Percentage of net sales Year ended March 31,		
	2002	2003	**2004**
Digidesign, Inc.	*	13.5%	**17.8%**
VTech Telecommunications Limited	15.3%	11.6%	**17.6%**
Epson Precision (H.K.) Limited	17.5%	22.3%	**15.4%**
Inter-Tel Incorporated	11.6%	13.0%	**10.3%**
Kyocera Mita Industrial Co. (H.K.) Limited	13.6%	10.9%	*

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2003 and 2004, respectively, are as follows:

	Percentage of accounts receivable March 31,	
	2003	**2004**
Largest receivable balances	65.5%	**58.3%**

The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There has been no significant bad debt expense during each of the three years ended March 31, 2002, 2003 and 2004 and there was no provision for bad debts at the beginning and end of the three years ended March 31, 2002, 2003 and 2004.

Country risk – The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

15. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

16. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2002, 2003 and 2004 are as follows:

Notes to Consolidated Financial Statements

(U.S. dollars in thousands, except share data)

16. Segment Information (continued)

Year ended March 31,

	2002			2003			2004		
	Net sales	Intersegment Sales	Profit/ (loss)	Net sales	Intersegment Sales	Profit/ (loss)	**Net sales**	**Intersegment Sales**	**Profit/ (loss)**
Segment:									
Injection molded plastic parts	$47,504	$ –	$13,010	$50,975	$1,068	$12,687	**$54,745**	**$1,699**	**$11,717**
Electronic products	33,672	15	2,067	38,221	8	3,313	**40,083**	**3**	**5,378**
Metallic parts	4,987	2,828	(258)	5,542	2,757	(643)	**6,185**	**2,116**	**171**
Segment total	$86,163	$2,843	$14,819	$94,738	$3,833	$15,357	**$101,013**	**$3,818**	**$17,266**
Reconciliation to consolidated totals:									
Sales eliminations	(2,843)	(2,843)	–	(3,833)	(3,833)	–	**(3,818)**	**(3,818)**	**–**
Goodwill amortization not allocated to segment	–	–	(35)	–	–	–	**–**	**–**	**–**
Consolidated totals:									
Net sales	$83,320	$ –		$90,905	$ –		**$97,195**	**$ –**	
Income before income taxes and minority interests			$14,784			$15,357			**$17,266**

Year ended March 31,

	2002		2003		2004	
	Interest income	Interest expenses	Interest income	Interest expenses	**Interest income**	**Interest expenses**
Segment:						
Injection molded plastic parts	$719	$ –	$396	$ –	**$230**	**$ –**
Electronic products	70	26	26	6	**17**	**16**
Metallic parts	14	–	4	–	**–**	**–**
Consolidated total	$803	$26	$426	$6	**$247**	**$16**

Year ended March 31,

	2002			2003			2004		
	Identifiable assets	*Capital expenditure*	*Depreciation and amoritzation*	*Identifiable assets*	*Capital expenditure*	*Depreciation and amoritzation*	***Identifiable assets***	***Capital expenditure***	***Depreciation and amoritzation***
Segment:									
Injection molded plastic parts	$68,165	$3,916	$2,921	$80,335	$8,868	$3,082	**$83,391**	**$14,285**	**$2,992**
Electronic products	24,508	335	1,444	26,400	532	1,190	**29,182**	**5,162**	**949**
Metallic parts	4,477	146	518	4,563	331	420	**5,083**	**414**	**460**
Segment totals	$97,150	$4,397	$4,883	$111,298	$9,731	$4,692	**$117,656**	**$19,861**	**$4,401**
Reconciliation to consolidated totals:									
Elimination of receivables from intersegments	(2,884)	–	–	(5,604)	–	–	**(4,600)**	**–**	**–**
Goodwill not allocated to segments	478	–	35	478	–	–	**478**	**–**	**–**
Consolidated totals	$94,744	$4,397	$4,918	$106,172	$9,731	$4,692	**$113,534**	**$19,861**	**$4,401**

The Company's sales are coordinated through the Hong Kong or Macau subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,		
	2002	2003	**2004**
Net sales			
China	$46,876	$53,503	**$50,095**
United States of America	19,375	25,949	**37,359**
Hong Kong	11,690	2,838	**2,186**
Europe	4,053	7,435	**5,778**
Others	1,326	1,180	**1,777**
Total net sales	$83,320	$90,905	**$97,195**

The location of the Company's identifiable assets is as follows:

	March 31,		
	2002	2003	**2004**
Hong Kong and Macau	$53,156	$58,579	**$43,660**
China	41,110	47,115	**69,396**
Goodwill	478	478	**478**
Total identifiable assets	$94,744	$106,172	**$113,534**

Directors and Management

DIRECTORS

RICHARD LAU
Chairman and Chief Executive Officer

C. P. LI
Executive Director
and Chief Financial Officer

C. W. LEUNG
Executive Director

H. H. LEUNG
Non-executive Director
and member of Audit Committee

ALLEN Y. C. CHAM
Non-executive Director
and member of Audit Committee

MANAGEMENT

S. K. LEE
Director of Administration and Marketing
(Electronic & Metallic Operations)

M. C. TAM
Director of Engineering and Manufacturing
(Electronic & Metallic Operations)

DICKSON LAM
Director of Marketing
(Plastics and Electronics Operations)

MICHAEL YEM
Director of Marketing
(Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing
(Plastic Operations)

WILLIAM SONG
Director of Marketing
(Plastic Operations)

S.Y. TANG
Director of Marketing
(Tooling)

ELIZA PANG
Financial Controller

Investor's Information

REGISTERED OFFICE

Deswell Industries, Inc.
H.W.R. Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

CORPORATE WEBSITE

http://www.deswell.com

CORPORATE OFFICE

Deswell Industries, Inc.
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322096
Fax: (853) 323265

MACAO SUBSIDIARIES OFFICE

Jetcrown Industrial (Macao Commercial Offshore) Limited
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322096
Fax: (853) 323265

Kwanasia Electronics (Macao Commercial Offshore) Limited
6B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322737
Fax: (853) 323196
http://www.kwanasia.com

J&K (OEM) Specialist (Macao Commercial Offshore) Limited
17E Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 921393
Fax: (853) 922301

PRC FACTORIES

Jetcrown Industrial (Shenzhen) Limited
Block A-H, Wing Village Industrial Estate
Shekou, Shenzhen, China
Tel: (86) 755-669-7120
Fax: (86) 755-669-7119

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houji Town, Dongguan, China
Tel: (86) 769-582-0406
Fax: (86) 769-582-0407

Dongguan Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-553-7201
Fax: (86) 769-553-9301

Investor's Information

Shareholders Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m. on September 20, 2004 at the Bellagio Hotel, 3600 Las Vegas Blvd. South, Las Vegas, Nevada 89109, U.S.A.

Stock Listing

The common shares of Deswell Industries, Inc., are traded on the Nasdaq National Market System under the stock symbol DSWL.

Transfer Agent and Registrar

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, CA 91204-2991, U.S.A.
Tel: (818) 502-1404
Fax: (818) 502-1737

Investor Relations Consultant

The Investor Relations Group
11 Stone Street, 3rd Floor
New York, NY 10004, U.S.A.
Tel: (212) 825-3210
Fax: (212) 825-3229
Email: jnesbett@investorrelationsgroup.com

SEC Counsel

Kirkpatrick & Lockhart LLP
10100 Santa Monica Boulevard
Los Angeles, California, U.S.A.

Auditors

BDO McCabe Lo & Co.
Hong Kong

Principal Banks

The Hongkong and Shanghai Banking Corporation Limited
The Standard Chartered Bank
UFJ Bank Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

DESWELL INDUSTRIES, INC.

Date: August 31, 2004

By: ______________________

Richard Lau
Chief Executive Officer